Exhibit 99.1

Xunlei Announces Appointment of Two New Directors

SHENZHEN, China, September 23, 2024 (GLOBE NEWSWIRE) -- Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced that the board of directors of the Company has appointed Mr. Hui Duan and Mr. Xiaosong Li as members of the board of directors of the Company, effective today.

Mr. Hui Duan had served as a director of Xunlei from April 2020 to September 2023. He currently serves as the Chief Technology Officer of Beijing Itui Technology Co., Ltd. Prior to that, Mr. Duan founded his own company that provided SaaS tools and services from October 2015 to 2017. From April 2008 to April 2015, Mr. Duan served various management positions at Xunlei including vice president and the chief executive officer of a major subsidiary of Xunlei. Mr. Duan received his EMBA degree from China Europe International Business School in 2015, and bachelor’s degree in computer science from Peking University in 2001.

Mr. Xiaosong Li has been serving as the Vice President of AGI Business at Xunlei since December 2023. From March 2018 to November 2023, he held the position of technology partner at Beijing Itui Technology Co., Ltd., where he was responsible for leading research and development in the field of artificial intelligence. From March 2008 to March 2018, he gained valuable experience working at Baidu Search Ads (Phoenix Nest), where he progressively advanced his career and ultimately served as the Chief Architect. He obtained a bachelor’s degree in software engineering from Northwestern Polytechnical University in 2005 and a master’s degree in computer system architecture from Chinese Academy of Sciences in 2008.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated “On behalf of the board of directors, I extend our warmest welcome to Hui Duan and Xiaosong Li for joining the Board. We look forward to working closely with them, leveraging their industry expertise and exceptional management experiences, to create value for our shareholders in the future.”

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “estimates” and similar statements. Among other things, the management’s quotes in this press release, as well as the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations
Xunlei Limited
Email: ir@xunlei.com
Tel: +86 755 6111 1571
Website: http://ir.xunlei.com